ANNUAL REPORT
2008


09011030



ESTABLISHED 1910



Photo courtesy of Austin Walmsley

**Peoples Bancorp, Inc.
and Subsidiaries
The Peoples Bank,
Fleetwood, Athey,
Macbeth & McCown, Inc.
Chestertown, Maryland**

*98 years of Peoples
Serving People*

TABLE OF CONTENTS

PEOPLES BANCORP, INC.

DIRECTORS

E. Jean Anthony
Chestertown, Maryland

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey *
Chestertown, Maryland

Patricia Joan O. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore *
Chestertown, Maryland

E. Roy Owens *
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* Retired

PEOPLES BANCORP, INC. AND SUBSIDIARIES

OFFICERS

Alexander P. Rasin, III
Chairman

Thomas G. Stevenson
President & CEO & CFO

H. Lawrence Lyons
Executive Vice President
& Chief Operating Officer
& Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President
& Comproller

Cecil A. Unruh
Vice President

Stephanie L. Usilton
Vice President

L. Susan Barnhardt
Assistant Vice President

Debra A. Conner
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

Larry K. Crouch
Assistant Vice President

Tammy L. Dlugoborski
Assistant Vice President

Sheila M Dwyer
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Carolyn L. Walls
Assistant Vice President

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier
& Staff Auditor

Sandra J. Joiner
Assistant Cashier

Jane W. Kennedy
Assistant Cashier

Mary Ann Landa
Assistant Cashier

Kay B. Pinder
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Jo Ann T. Wagner
Assistant Cashier

Elizabeth A. Strong
Secretary to the Board

OTHER PERSONNEL

Bonnie L. Allen
Beverly C. Ashley
Margaret A. Black
Adriana Blackmer
Jamie A. Brindley
Karen A. Burris
Peggy M. Christian
Brandi C. Clark
Britney M. Cole
Amanda C. Collins
Jason R. Conner
Maurica L. Cook
Lacey T. Cox
Regina K. Crites
Denise F. Crossley
Ashley M. Dare
Sarah A. Darrah
Katie E. DiSano
Amber E. Englebach
Linda S. Fry
Roni Lynn Glenn
Anjanette S. Graves
Elizabeth M. Green
Amy L. Guercio
Mary M. Guseman
Nicole D. Harris
Anita T. Hayes
Samantha Hobson
Chelsea Horrocks
Erika D. Jensen
Lauren Kemp
Deborah M. Langenfelder
Lori A. Larrimore
Tina P. Lusby
Nora F. McDairmant
S. Amanda Miller
Shirley M. Nicholson
Tracy A. Piasecki
Barbara Richardson
Kadeem R. Rochester
Sheila C. Scannell
Donna J. Schrader
Dawn I. Smith
Grace F. Smith
Sharon L. Sutton
Carol G. Taylor
Clara B. Taylor
Noralene H. Thomas
Heather D. Thompson
Deanna P. Usilton
Shirley E. Warren
William Warren, Jr.
Lori A. Welch

April 1, 2009

To Our Stockholders:

As all of us know, 2008 was a history making year in the financial world. The "sub-prime" mortgage crisis that began in the summer of 2007 led to a credit crisis on Wall Street and caused all the major markets to lose faith and trust in the underlying value of many kinds of financial instruments. This loss of faith spread to the rest of the economy, especially housing, thereby affecting every community in the United States. The Peoples Bank community here on the Shore did not escape this downturn and our Company's results of operations reflect what many of our customers experienced in 2008; a dramatic decrease in earnings. Please find below highlights of what I call a "character-building" year for all of us. In the pages that follow, you will find a more in-depth analysis and discussion of these results.

The primary highlight of our results for 2008 was the drop in our net income from $3,899,495 in 2007 to $2,162,877. This was mainly due to write-offs related to loans made to customers whose business was dependant on the residential housing market. Despite this decrease in earnings, we were still able to record a respectable return on average assets of .85% and return on average stockholders equity of 7.59%. According to FDIC statistics, the average return on assets and return on equity for all Maryland commercial banks in 2008 was .16% ROAA, and negative 2.4% ROAE. Comparatively speaking, we finished well above average. Our insurance company, FAM&M, contributed to this by increasing their earnings 55.43% over 2007 to $110,250. Our tier 1 capital of 11.1% remains over twice the amount needed to be considered a "well capitalized" commercial bank according to the FDIC benchmark of 5%.

Noted accomplishments in 2008 included the opening of the Sudlersville Office in December. To date, Carolyn Walls and her crew have been able to bring us close to a million dollars in deposits and we are very excited about our continuing prospects in that community. We also implemented new technology called "branch capture" whereby we process our daily work at the branch level so as to reduce courier expenses and complete our check processing more efficiently.

Going forward, I remain confident in the underlying strength of our economy and the true spirit of entrepreneurial freedom that will stabilize and grow our markets. The Peoples Bank is strong and positioned to do well going into our 100th year, 2010, as an Independent, Community Bank. Hope to see you on May 27th.

Regards,



Thomas G. Stevenson
President/CEO

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with the our consolidated financial statements and related notes and other statistical information included in Item 8 of Part II of this annual report.

Recent Developments

On February 27, 2009, the FDIC announced a proposed rule outlining its plan to implement an emergency special assessment of 20 basis points on all insured depository institutions in order to restore the Deposit Insurance Fund to an acceptable level. The assessment, which would be payable on September 30, 2009, would be in addition to a planned increase in premiums and a change in the way regular premiums are assessed which the FDIC also approved on February 27, 2009. In addition, the proposed rule provides that, after June 30, 2009, if the reserve ratio of the Deposit Insurance Fund is estimated to fall to a level that that the FDIC believes would adversely affect public confidence or to a level which is close to or less than zero at the end of a calendar quarter, then an additional emergency special assessment of up to 10 basis points may be imposed on all insured depository institutions. If this rule is adopted as proposed, it will significantly increase the Bank's FDIC premiums in 2009.

As discussed above, the FDIC recently announced the TLGP that provides unlimited deposit insurance on funds in noninterest-bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000, as well as a 100% guarantee of the newly issued senior debt of all FDIC-insured institutions and their holding companies. All eligible institutions were covered under the program for the first 30 days without incurring any costs. After the initial period, participating institutions will be assessed a charge of 10 basis points per annum for the additional insured deposits and a charge of 75 basis points per annum for guaranteed senior unsecured debt. We have elected to participate in the TLGP, and we anticipate that our regulatory costs will increase as a result.

Overview

We recorded a 44.53% decrease in net income for 2008 over 2007. Basic net income per share for 2008 was $2.77, compared to $4.96 for 2007, which represents a decrease of 44.15%.

Return on average assets decreased to .85% for 2008 from 1.55% for 2007. Return on average stockholders' equity for 2008 was 7.59%, compared to 14.74% for 2007. Average assets increased to $254,748,849 in 2008, or a 1.19% increase over 2007. Average loans net of loan loss increased .76% in 2008 to $215,730,819. During 2008, average deposits increased 4.02% to $167,112,744 when compared to 2007. Average stockholders' equity increased 7.78% for the year ended December 31, 2008 totaling $28,504,565, compared to 2007.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included below under the caption "FINANCIAL CONDITION—Market Risk Management".

RESULTS OF OPERATIONS

We reported net income of $2,162,877, or $2.77 per share, for the year ended December 31, 2008, compared to $3,899,495, or $4.96 per share, for the year ended December 31, 2007. This represents a decrease for 2008 of $1,736,618 or 44.53% when compared to 2007.

Net Interest Income

The primary source of our income is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between our interest-earning assets and our interest-bearing funding sources. The table "Average Balances, Interest, and Yields" that appears below shows our average volume of interest-earning assets and interest-bearing liabilities for 2008 and 2007, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from volume changes.

For the year ended December 31, 2008, net interest income decreased $1,089,401, or 10.13%, to $9,665,277 from $10,754,678 for the year ended December 31, 2007. The decrease in net interest income in 2008 was the result of a $1,851,515 decrease in interest income offset by a $762,114 decrease in interest expense. In 2008, deposits decreased moderately and our borrowed funds decreased with loan demand. Net income decreased because the yield earned on loans declined faster than yields on deposits and borrowed funds. The yield on interest-earning assets on a fully taxable equivalent basis was 7.37% in 2007 and 6.54% in 2008, with the combined effective rate on deposits and borrowed funds following the same fluctuation by decreasing from 3.47% in 2007 to 3.09% in 2008.

The key performance measure for net interest income is the "net margin on interest-earning assets", or net interest income divided by average interest-earning assets. Our net interest margin for 2008 on a fully taxable equivalent basis was 4.08%, compared to 4.57% for 2007. Management attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster or declines slower than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.

Average Balances, Interest, and Yields

	For the Year Ended December 31, 2008			For the Year Ended December 31, 2007		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Assets						
Federal funds sold	**$4,054,833**	**$92,497**	**2.28 %**	$2,331,261	$122,213	5.24 %
Interest-bearing deposits	**606,756**	**15,319**	**2.52 %**	173,848	9,826	5.65 %
Investment securities:						
U. S. government agency	**16,577,158**	**794,095**	**4.79 %**	18,514,279	900,919	4.87 %
Other securities	**-**	**-**	**- %**	11,992	405	3.38 %
FHLB of Atlanta stock	**2,641,479**	**149,560**	**5.66 %**	2,841,196	172,182	6.06 %
Total investment securities	**19,218,637**	**943,655**	**4.91 %**	21,367,467	1,073,506	5.02 %
Loans:						
Commercial	**40,699,926**	**2,732,868**	**6.71 %**	43,148,598	3,880,169	8.99 %
Real estate	**172,627,810**	**11,522,045**	**6.67 %**	168,030,602	12,029,755	7.16 %
Consumer	**4,453,285**	**368,602**	**8.28 %**	4,799,881	411,913	8.58 %
Total loans	**217,781,021**	**14,623,515**	**6.71 %**	215,979,081	16,321,837	7.56 %
Allowance for loan losses	**2,050,202**			1,878,686		
Total loans, net of allowance	**215,730,819**	**14,623,515**	**6.78 %**	214,100,395	16,321,837	7.62 %
Total interest-earning assets	**239,611,045**	**15,674,986**	**6.54 %**	237,972,971	17,527,382	7.37 %
Noninterest-bearing cash	**4,602,456**			4,780,429		
Premises and equipment	**6,146,570**			5,317,744		
Other assets	**4,388,778**			3,692,513		
Total assets	**$254,748,849**			$251,763,657		
Liabilities and Stockholders' Equity						
Interest-bearing deposits						
Savings and NOW deposits	**$35,298,361**	**98,691**	**0.28 %**	$36,517,815	197,973	0.54 %
Money market and supernow	**17,413,552**	**162,757**	**0.93 %**	17,054,896	279,370	1.64 %
Other time deposits	**80,475,959**	**3,226,487**	**4.01 %**	75,627,295	3,318,208	4.39 %
Total interest-bearing deposits	**133,187,872**	**3,487,935**	**2.62 %**	129,200,006	3,795,551	2.94 %
Borrowed funds	**57,208,973**	**2,404,095**	**4.20 %**	62,323,960	2,858,593	4.59 %
Total interest-bearing liabilities	**190,396,845**	**5,892,030**	**3.09 %**	191,523,966	6,654,144	3.47 %
Noninterest-bearing deposits	**33,924,871**			31,452,061		
	224,321,716			222,976,027		
Other liabilities	**1,922,568**			2,340,051		
Stockholders' equity	**28,504,565**			26,447,579		
Total liabilities and Stockholders' equity	**$254,748,849**			$251,763,657		
Net interest spread			**3.45 %**			3.90 %
Net interest income		**$9,782,956**			$10,873,238	
Net margin on interest-earning assets			**4.08 %**			4.57 %

Interest on tax-exempt loans and investments are reported on a fully taxable equivalent basis (a non GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2008 compared with 2007	variance due to		Year ended December 31, 2007 compared with 2006	variance due to	
	Total	Rate	Volume	Total	Rate	Volume
Earning assets						
Federal funds sold	$(29,716)	$(91,139)	$61,423	$27,502	$6,978	$20,524
Interest-bearing deposits	5,493	(7,898)	13,391	6,490	552	5,938
Investment securities:						
U. S. government agency	(106,824)	(13,840)	(92,984)	14,757	67,457	(52,700)
Other	(405)	-	(405)	405	203	202
FHLB stock	(22,622)	(10,930)	(11,692)	34,397	14,758	19,639
Loans:						
Demand and time	(1,147,301)	(937,311)	(209,990)	137,257	(23,030)	160,287
Mortgage	(507,710)	(830,423)	322,713	1,097,434	541,189	556,245
Consumer	(43,311)	(14,275)	(29,036)	2,461	19,014	(16,553)
Total interest revenue	(1,852,396)	(1,905,816)	53,420	1,320,703	627,121	693,582
Interest-bearing liabilities						
Savings and NOW deposits	(99,282)	(92,878)	(6,404)	(28,638)	(11,195)	(17,443)
Money market and supernow	(116,613)	(122,370)	5,757	61,420	59,467	1,953
Other time deposits	(91,721)	(296,637)	204,916	600,331	422,415	177,916
Other borrowed funds	(454,498)	(229,618)	(224,880)	450,794	95,903	354,891
Total interest expense	(762,114)	(741,503)	(20,611)	1,083,907	566,590	517,317
Net interest income	$(1,090,282)	$(1,164,313)	$ 74,031	$236,796	$60,531	$ 176,265

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).
The variance that is due both to rate and volume is divided proportionally between the rate and volume variance.

Noninterest Revenue

Noninterest revenue for the 12 months ended December 31, 2008 was $2,531,167, compared to $2,444,800 in 2007. This increase resulted primarily from insurance commissions and increases in service charge income and overdraft checking fees during 2008 when compared to 2007. The Insurance Subsidiary's insurance commissions accounted for $66,414 of the increase when compared to 2007. A significant portion of the service charges represented debit card fees, which totaled $193,374 (a 5.43% increase over 2007). These cards are gaining increased acceptance among our customer base.

The following table presents the principal components of noninterest revenue for the years ended December 31, 2008 and 2007:

Noninterest Revenue

	2008	2007
Service charges on deposit accounts	$997,133	$986,299
Insurance commissions	1,238,240	1,171,826
Other noninterest revenue	295,794	286,675
Total noninterest revenue	$2,531,167	$2,444,800
Noninterest revenue as a percentage of average total assets	0.99%	0.97%

Noninterest Expense

Noninterest expense for the 12-month period ended December 31, 2008 increased by $641,820, or 10.02%, to $7,048,557, from $6,406,737 in 2007. The largest components of these increases were to the Bank's regulatory assessment and to other expenses. We recognized a $209,829, or 55.75%, increase in other expenses to $588,199 from $376,371 in 2007, as a direct result of costs associated with the collection of delinquent loans. Regulatory assessments increased $83,581, or 216.83%, as the result of increased FDIC insurance premiums. The opening of the Bank's new branches in Church Hill, Maryland and Sudlersville, Maryland contributed to the 20.64% increase in occupancy expense to $443,281 and the 11.26% increase in furniture and equipment expense to $287,923. The Church Hill office opened in late August of 2007 and the Suddlersville office opened December of 2008.

The following table presents the principal components of noninterest expense for the years ended December 31, 2008 and 2007:

Noninterest Expense

	2008	2007
Compensation and related expenses	$4,288,674	$4,062,905
Occupancy expense	443,281	367,453
Furniture and equipment expense	287,923	258,795
Data processing and correspondent bank costs	618,312	583,474
Director fees	134,384	131,957
Postage	85,114	84,986
Office supplies	78,276	79,323
Professional fees	121,125	110,981
Printing and stationery	46,596	41,746
Public relations and contributions	69,346	82,993
Telephone	41,809	38,558
Regulatory assessments	122,127	38,546
Loan products	21,983	33,764
Advertising	73,020	85,578
Insurance	26,670	29,307
Other	589,917	376,371
Total noninterest expense	$7,048,557	$6,406,737
Noninterest expense as a percentage of average total assets	2.77%	2.54%

Income Taxes

Our effective income tax rate was 37.0% in 2008 and 37.2% in 2007.

Results for the Fourth Quarter of 2008

Net income for the three months ended December 31, 2008 was $182,669, compared to $614,258 for the corresponding period in 2007. Earnings per share for the fourth quarters of 2008 and 2007 were $0.23 and $0.78, respectively. Decreases in gross revenues combined with increases in noninterest expenses and a substantial increase in the provisions for loan loss, offset by decreased income taxes, contributed to the decline in net income for the fourth quarter of 2008 when compared to the same period last year.

Before provisions for loan losses, the net interest income decrease of $457,961, from $2,661,686 for the three months ended December 31, 2007 to $2,203,725 for the three months ended December 31, 2008, was due primarily to loan revenues and interest expense reducing in direct corralation to the reduction in loan and deposit account balances. Comparing the fourth quarter of 2008 to the fourth quarter of 2007, interest revenue decreased $858,735 while interest expense decreased $400,774, with $199,857 of the decrease related to borrowed funds. The provision for loan losses was increased by $135,000 to $675,000 during the fourth quarter of 2008, compared to $540,000 in 2007.

Noninterest income for the fourth quarter of 2008 increased $24,244 over the same period of 2007 to $541,819. This increase was due primarily to an increase of insurance commissions of $22,495 for the fourth quarter of 2008 over the fourth quarter of 2007.

Total noninterest expense increased $96,739 to $1,774,109 for the quarter ended Decermber 31, 2008, from $1,677,370 for the corresponding quarter of 2007. This increase is primarily the result of a $41,165 increase in our FDIC insurance premiums which is part of our regulatory assessment to $45,738 for the fourth quarter of 2008 from $4,573 for the fourth quarter of 2007. Other expense inceased $74,062 to $234,207 for the fourth quarter of 2008 from $160,145 for the same period in 2007. This expense increased as a direct result of costs associated with the collection of delinquent loans.

FINANCIAL CONDITION

Assets

Total assets decreased 3.79% to $251,894,235 at December 31, 2008 when compared to assets at December 31, 2007. Average total assets for 2008 were $254,748,849, an increase of 1.19% over 2007. The loan portfolio represented 90.03% of average earning assets in 2008, compared to 89.97% in 2007, and was the primary source of income for the Company.

Funding for loans is provided primarily by core deposits, fed funds, and FHLB borrowings. Total deposits decreased 1.96% to $165,738,573 at December 31, 2008 when compared to 2007.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $215,730,819 and $214,100,395 for 2008 and 2007, respectively, which constituted 90.03% and 89.97% of average interest-earning assets for the respective years. At December 31, 2008, our loan to deposit ratio was 129.53%, compared to 130.39% at December 31, 2007, while the ratio of average loans to average deposits was 129.09 % and 133.27% for 2008 and 2007, respectively. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Bank also borrows from correspondent banks and the FHLB to fund loans. Our ratio of average loans to average deposits plus borrowed funds was 96.17% for the year December 31, 2008, compared to 96.02% for the year ended December 31, 2007. We extend loans primarily to customers located in and near Kent County, Queen Anne's County and Cecil County in Maryland. There are no industry concentrations in our loan portfolio. A substantial portion of our loans are, however, secured by real estate and, accordingly, the real estate market in the region will influence the performance of our loan portfolio.

The following table sets forth the composition of our loan portfolio at December 31, 2008 and 2007:

Composition of Loan Portfolio

	2008		2007	
	Amount	Percent of total	Amount	Percent of total
Commercial	$ 36,754,882	16.97%	$ 40,822,119	18.34%
Real estate – residential	60,579,916	27.98%	56,041,357	25.18%
Real estate - commercial	104,175,727	48.11%	105,838,014	47.56%
Construction	7,255,246	3.35%	10,996,273	4.94%
Consumer	7,767,095	3.59%	8,827,512	3.98%
Total loans	216,532,866	100.00%	222,525,275	100.00%
Deferred costs, net of deferred fees	148,822		229,242	
Allowance for loan losses	(2,001,739)		(2,328,792)	
Net loans	$214,679,949		$220,425,725	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio at December 31, 2008:

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2008			
	One year or less	Over one through five years	Over five years	Total
Commercial	$ 35,344,561	$ 1,362,946	$ 47,375	$ 36,754,882
Real estate – residential	26,538,622	34,041,294	0	60,579,916
Real estate - commercial	58,166,841	46,008,886	0	104,175,727
Construction	7,068,051	187,195	0	7,255,246
Consumer	5,160,401	2,531,922	74,772	7,767,095
Total	$132,278,476	$84,132,243	$122,147	$216,532,866
Fixed interest rate	$40,929,210	$37,668,219	$ 74,772	$ 78,672,201
Variable interest rate	91,349,266	46,464,024	47,375	137,860,665
Total	$132,278,476	$84,132,243	$122,147	$216,532,866

At December 31, 2008, $137,860,665, or 63.67%, of the total loans were either variable-rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of our customers, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Our exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. We generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. We evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments that we issue to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. See Note 4 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report, for further information about these commitments.

Loan Quality

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated monthly based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

Risk Elements of Loan Portfolio

	For the Years Ended December 31	
	2008	2007
Non-Accrual Loans	$ 3,670,657	$ 2,877,002
Accruing Loans Past Due 90 Days or More	1,491,878	2,572,836

The following table, "Allocation of Allowance for Loan Losses", shows the specific allowance applied by loan type and also the general allowance included in the allowance for loan losses at December 31, 2008 and 2007:

Allocation of Allowance for Loan Losses

	2008		2007	
		Percentage (1)		Percentage (1)
Commercial	$ 496,678	16.97 %	$1,189,836	18.34 %
Real estate	979,635	79.44 %	919,367	77.68 %
Consumer	92,570	3.59 %	132,350	3.98 %
Unallocated	432,856		87,239	
Total	$2,001,739	100.00 %	$2,328,792	100.00 %

(1) Percentage of loans in category to total loans

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan loss was $1,715,000 in 2008, which represents an increase of $1,135,000 over the $580,000 that was funded in 2007. We added to our reserves in anticipation of potential losses in connection with the higher than normal balances of nonaccrual loans and loans accruing 90 days or more past due. The following table shows information about the allowance for loan losses for each of the last two years:

Allowance for Loan Losses

	2008	2007
Balance at beginning of year	$ 2,328,792	$ 1,860,283
Loan losses:		
Commercial	1,452,890	82,881
Mortgages	570,665	0
Consumer	66,142	31,882
Total loan losses	2,089,697	114,763
Recoveries on loans previously charged off		
Commercial	4,688	0
Mortgages	40,000	2,271
Consumer	2,956	1,001
Total loan recoveries	47,644	3,272
Net loan losses	2,042,053	111,491
Provision for loan losses charged to expense	1,715,000	580,000
Balance at end of year	$ 2,001,739	$ 2,328,792
Allowance for loan losses to loans outstanding at end of year	0.92%	1.05%
Net charge-offs to average loans	0.94%	0.05%

As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

We had nonperforming loans of $5,162,535 and $5,449,838 at December 31, 2008 and 2007, respectively. As of December 31, 2008, we had $1,407,000 in foreclosed other real estate, which is considered nonperforming assets. Nonperforming asset totals at December 31, 2007 were the same as nonperforming loan totals. Loans are classified as impaired when the collection of contractual obligations, including principal and interest, is doubtful. Management considers the nonaccrual loans as of December 31, 2008 to be impaired loans.

Investment Securities

Our security portfolio is categorized as available-for-sale and held to maturity. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in stockholders' equity, net of applicable income taxes. We do not currently follow a strategy of making security purchases with a view of near-term resales and, therefore, do not own any securities classified as trading securities. Investment securities classified as held-to-maturity are held until they mature. Held-to maturity securities are held at amortized cost value. For additional information about the investment portfolio, see Note 3 to Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2008.

	3 Months or Less		Over 3 Months to 1 Year		1 – 5 Years		5-10 Years	
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Held to Maturity:								
U.S. government agencies	$ 999,039	4.34%	$ -	-	$9,049,531	4.49%	$ -	-
Mortgage backed securities	-	-	-	-	7,145	4.61%	-	-
Total Held to Maturity	$ 999,039	4.34%	$ -	-	$9,056,676	4.49%	$ -	-
Available for Sale:								
U.S. government agencies	$1,009,600	5.08%	$3,068,298	4.73%	$ -	-	$ -	-
Total Available for Sale	$1,009,600	5.08%	$3,068,298	4.73%	$ -	-	$ -	-

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The aggregate amount available from correspondent banks under all lines of credit at December 31, 2008 was $21,500,000. Additionally, the Bank has a partially funded line of credit from the FHLB of Atlanta. This line is secured by the Bank's residential mortgage loan portfolio.

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities) were 17.04% of average deposits for 2008, compared to 17.84% for 2007.

We have various financial obligations, including contractual obligations and commitments, that may require future cash payments. Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is primarily dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. Our investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2008 is presented in the table "Interest Sensitivity Analysis". The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. We were asset-sensitive for all time horizons except for the after five year time frame in which we were liability-sensitive. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

			December 31, 2008		
	Within Three Months	After three but within twelve months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 13,230	$ 0	$ 0	$ 0	$ 13,230
Federal funds sold	3,896,890	0	0	0	3,896,890
Investment securities					
Available for sale	1,009,600	3,068,298	0	0	4,077,898
Held to maturity	999,039	0	9,056,676	0	10,055,715
Other	0	0	0	2,494,000	2,494,000
Loans	90,467,239	41,811,237	84,132,243	122,147	216,532,866
Total earning assets	$ 96,385,998	$ 44,879,535	$ 93,188,919	$ 2,616,147	$ 237,070,599
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$ 16,738,102	$ 0	$ 0	$ 0	$ 16,738,102
Savings and NOW deposits	33,313,198	0	0	0	33,313,198
Certificates $100,000 and over	3,557,339	2,577,924	20,122,851	0	26,258,114
Certificates under $100,000	4,919,718	10,367,360	39,754,477	0	55,041,555
Securities sold under repurchase agreements & federal funds purchased	11,126,647	602,892	400,000	0	12,129,539
Notes payable	10,000,000	19,000,000	9,000,000	5,173,216	43,173 216
Total interest-bearing liabilities	$ 79,655,004	$ 32,548,176	$ 69,277,328	$ 5,173,216	$186,653,724
Period gap	$16,730,994	$12,331,359	$23,911,591	($ 2,557,069)	$50,416,875
Cumulative gap	16,730,994	29,062,353	52,973,944	50,416,875	50,416,875
Ratio of cumulative gap to total earning assets	7.06%	12.26%	22.35%	21.27%	21.27%

In addition to gap analysis, we use simulation models to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the fair value of capital. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2008, the models produced higher sensitivity profiles than those for net interest income and the fair value of capital in 2007. They are provided below.

	Immediate Change in Rates				
	+200 Basis Points	+100 Basis Points	-100 Basis Points	-200 Basis Points	Policy Limit
2008					
% Change in Net Interest Income	6.77%	3.40%	-4.07%	-9.50%	±10%
% Change in Fair Value of Capital	8.15%	3.96%	-3.83%	-7.61%	±20%
2007					
% Change in Net Interest Income	4.12%	2.07%	-2.55%	-5.62%	±10%
% Change in Fair Value of Capital	5.89%	2.88%	-3.26%	-6.50%	±20%

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities decreased $1,127,120, or 0.59%, to $190,396,845 in 2008, compared to $191,523,966 in 2007. Average interest-bearing deposits increased $3,987,866, or 3.09%, to $133,187,872 in 2008 compared to $129,200,006 in 2007. Correspondingly, average demand deposits increased $2,472,810, or 7.86%, to $33,924,871 in 2008 from $31,452,061 in 2007.

Total deposits at December 31, 2008 were $165,738,573, a decrease of 1.96% when compared to deposits of $169,052,249 at December 31, 2007.

The following table sets forth the Company's deposits by category at December 31, 2008 and 2007:

	2008		2007	
	Amount	Percent of Deposits	Amount	Percent of deposits
Demand deposit accounts	$34,387,604	20.75%	$36,630,744	21.67%
Savings and NOW accounts	33,313,198	20.10%	36,419,455	21.54%
Money market and Supernow accounts	16,738,102	10.10%	16,512,974	9.77%
Time deposits less than $100,000	55,041,555	33.21%	53,030,953	31.37%
Time deposits of $100,000 or more	26,258,114	15.84%	26,458,123	15.65%
Total deposits	$165,738,573	100.00%	$169,052,249	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits decreased $3,113,667 during 2008 primarily due to recent conditions in the economy. In the past, deposits, particularly core deposits, have been our primary source of funding and have enabled us to meet our short-term liquidity needs. In recent years, we have borrowed from correspondent banks and the FHLB of Atlanta to meet liquidity needs. The maturity distribution of our time deposits over $100,000 at December 31, 2008 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More
December 31, 2008

	Within three Months	After three Through six months	After six through 12 Months	After 12 Months	Total
Certificates of Deposit - $100,000 or more	$3,557,339	$927,601	$1,650,323	$20,122,851	$26,258,114

Large certificate of deposit customers tend to be extremely sensitive to interest rates, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, we do not typically purchase brokered deposits.

The average balance of borrowings decreased $5,114,987, or 8.21%, in 2008, compared to an increase of $7,799,208, or 14.30%, in 2007. The decrease in 2008 over 2007 was due primarily to the fact that the Bank has reduced investment securities to reduce our lines of credit particularly at the FHLB of Atlanta during 2008.

Short-term Borrowings

The following table sets forth our position with respect to short-term borrowings for each of the last two years ended December 31:

	2008		2007	
	Amount	**Rate**	**Amount**	**Rate**
At year end:				
Federal Home Loan Bank (daily re-price)	$ 5,000,000	0.46%	$ 0	0.00%
Repurchase Agreements	9,959,539	0.21%	9,041,476	0.96%
Federal Funds Borrowed	2,170,000	0.53%	0	0.00%
	$ 17,129,539		$ 9,041,476	
Average for the year:				
Federal Home Loan Bank (daily re-price)	$ 415,301	1.45%	$ 0	0.00%
Retail Repurchase Agreements	9,453,623	1.72%	8,236,694	3.70%
Federal Funds Borrowed	468,618	1.91%	1,626,893	5.87%
Maximum Month End Balance:				
Federal Home Loan Bank (daily re-price)	$ 5,000,000		$ 0	
Retail Repurchase Agreements	10,552,060		9,123,069	
Federal Funds Borrowed	3,950,000		6,900,000	

The Bank may borrow up to approximately 30% of total assets from the FHLB of Atlanta through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. The Bank was required to purchase shares of capital stock in the FHLB of Atlanta as a condition to obtaining the line of credit.

We provide collateral of 105% of the repurchase agreement balances by pledging U.S. Government Agency securities.

The Bank has lines of credit of $16,500,000 in unsecured overnight federal funds and $5,000,000 in secured overnight federal funds with correspondent banks at December 31, 2008.

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "Regulation and Supervision—Capital Requirements". At December 31, 2008 and 2007, the Company and the Bank were considered "well-capitalized". The table below compares the capital ratios of the Bank with the regulatory minimums. The Company's only assets in 2008 other than its equity interest in the Bank were its equity interest in the Insurance Subsidiary and a small amount of cash. The value of the equity interest in the Insurance Subsidiary at December 31, 2008 did not cause the Company's capital ratios as of December 31, 2008 to materially differ from the Bank's ratios.

Analysis of Capital

	Required Minimums	Actual Ratios 2008 Bank	Actual Ratios 2007 Bank
Total risk-based capital ratio	8.0%	13.8%	13.5%
Tier I risk-based capital ratio	4.0%	12.8%	12.5%
Tier I leverage ratio	4.0%	11.1%	10.7%

Accounting Rule Changes

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157*. This FSP defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of this Statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141, Revised 2007 (SFAS 141R), *Business Combinations*. SFAS 141R's objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. The Company does not expect the implementation of SFAS 141R to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Liabilities*. This Statement permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This pronouncement became effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company has not elected to measure any of its financial instruments at fair value other than securities available for sale and foreclosed real estate.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities*, an amendment of SFAS 133. SFAS 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users financial statements with enhanced understanding of: (a) How and why an entity uses derivatives instruments; (b) How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 shall be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the implementation of SFAS 161 to have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. The implementation of SFAS 162 did not have a material impact on its consolidated financial statements.

The accounting policies adopted by management are consistent with accounting principles generally accepted in the United States of America and are consistent with those followed by peer banks.

Financial Highlights
Five years ended December 31, 2008

	2008	2007	2006	2005	2004
		(dollars in thousands except per share amounts)			
Deposits	**$165,739**	$169,052	$155,186	$163,961	$159,763
Investments, including stock	**16,628**	20,961	21,399	22,187	21,015
Loans (net of the allowance for loan losses)	**214,680**	220,426	206,077	203,144	170,593
Stockholders' equity before accumulated other comprehensive income	**29,087**	28,773	26,444	23,575	21,121
Assets	**251,894**	261,808	242,305	238,291	202,946
Net income	**2,163**	3,899	4,116	3,622	2,889
Return on average assets	**0.85%**	1.55%	1.72%	1.62%	1.54%
Return on average equity	**7.59%**	14.74%	16.45%	16.14%	13.98%
Earnings per share	**2.77**	4.96	5.22	4.59	3.64
Dividends per share	**1.75**	1.67	1.58	1.48	1.38
Book value per share before accumulated other comprehensive income	**37.31**	36.63	33.52	29.88	26.77
Number of shares outstanding	**779,512**	785,512	789,012	789,012	789,012

COMMITTEES

EXECUTIVE COMMITTEE
Patricia Joan O. Horsey, Chairperson
Two Directors [(1)]
Thomas G. Stevenson
William G. Wheatley

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Patricia Joan O. Horsey
Thomas G. Stevenson
William G. Wheatley

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
Patrick McClary, Vice-Chairman
Gary B. Fellows
Patricia Joan O. Horsey
Thomas G. Stevenson
H. Lawrence Lyons

AUDIT COMMITTEE
E. Jean Anthony, Chairperson
Robert W. Clark, Jr.
Gary B. Fellows
Patricia Joan O. Horsey

NOMINATING COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Gary B. Fellows
Herman E. Hill, Jr.
P. Patrick McClary
Thomas G. Stevenson

PERSONNEL/COMPENSATION COMMITTEE
P. Patrick McClary, Chairman
Elizabeth A. Strong, Vice-Chairperson
E. Jean Anthony
LaMonte E. Cooke
Herman E. Hill, Jr.

PENSION/PROFIT SHARING 401(K) COMMITTEE
E. Jean Anthony, Chairperson
Thomas G. Stevenson
Elizabeth A. Strong
H. Lawrence Lyons

(1) Rotate Quarterly

CONSOLIDATED BALANCE SHEETS

ASSETS

	DECEMBER 31,	
	2008	2007
Cash and due from banks	**$ 3,789,925**	$ 5,399,704
Federal funds sold	**3,896,890**	4,440,438
Cash and cash equivalents	**7,686,815**	9,840,142
Securities available for sale	**4,077,898**	5,037,273
Securities held to maturity (fair value of **$10,430,709** and $13,198,704)	**10,055,715**	13,026,151
Federal Home Loan Bank stock, at cost	**2,494,000**	2,897,600
Loans, less allowance for loan losses of **$2,001,739** and $2,328,792	**214,679,949**	220,425,725
Premises and equipment	**6,523,845**	5,901,649
Goodwill and intangible assets	**712,932**	767,932
Accrued interest receivable	**1,582,688**	1,814,574
Deferred income taxes	**858,423**	1,121,746
Foreclosed real estate	**1,407,000**	-
Other assets	**1,814,970**	974,970
	$ 251,894,235	$ 261,807,762

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Deposits		
Noninterest bearing checking	**$ 34,387,604**	$ 36,630,744
Savings and NOW	**33,313,198**	36,419,455
Money market and Super NOW	**16,738,102**	16,512,974
Other time	**81,299,669**	79,489,076
	165,738,573	169,052,249
Securities sold under repurchase agreements	**9,959,539**	9,041,476
Federal funds purchased	**2,170,000**	-
Federal Home Loan Bank advances	**43,000,000**	53,000,000
Other borrowings	**173,216**	192,597
Accrued interest payable	**441,832**	521,219
Other liabilities	**1,968,151**	1,960,427
	223,451,311	233,767,968
Stockholders' equity		
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 779,512 shares in 2008 and 785,512 shares in 2007	**7,795,120**	7,855,120
Additional paid-in capital	**2,920,866**	2,920,866
Retained earnings	**18,370,797**	17,997,286
	29,086,783	28,773,272
Accumulated other comprehensive income (loss)		
Unrealized gain on available for sale securities	**51,965**	32,967
Unfunded liability for defined benefit plan	**(695,824)**	(766,445)
	28,442,924	28,039,794
	$ 251,894,235	$ 261,807,762

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,	
	2008	2007
Interest and dividend revenue		
Loans, including fees	**$14,550,122**	$ 16,253,268
U.S. government agency securities	**757,426**	859,323
Federal funds sold	**92,497**	122,213
Other	**157,262**	174,018
Total interest and dividend revenue	**15,557,307**	17,408,822
Interest expense		
Deposits	**3,487,935**	3,795,551
Borrowed funds	**2,404,095**	2,858,593
Total interest expense	**5,892,030**	6,654,144
Net interest income	**9,665,277**	10,754,678
Provision for loan losses	**1,715,000**	580,000
Net interest income after provision for loan losses	**7,950,277**	10,174,678
Noninterest revenue		
Service charges on deposit accounts	**997,133**	986,299
Insurance commissions	**1,238,240**	1,171,826
Other noninterest revenue	**295,794**	286,675
Total noninterest revenue	**2,531,167**	2,444,800
Noninterest expense		
Salaries	**3,256,114**	3,053,372
Employee benefits	**1,032,560**	1,009,533
Occupancy	**443,281**	367,453
Furniture and equipment	**287,923**	258,795
Other operating	**2,028,679**	1,717,584
Total noninterest expense	**7,048,557**	6,406,737
Income before income taxes	**3,432,887**	6,212,741
Income taxes	**1,270,010**	2,313,246
Net income	**$ 2,162,877**	$ 3,899,495
Earnings per common share - basic and diluted	**$ 2.77**	$ 4.96

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 and 2007

	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income
Balance, December 31, 2006	789,012	$7,890,120	$2,920,866	$ 15,632,965	$ (836,795)	
Net income	-	-	-	3,899,495	-	$ 3,899,495
Change in underfunded status of defined benefit plan net of income taxes of $17,020	-	-	-	-	54,089	54,089
Unrealized gain on investment securities available for sale net of income taxes of $31,718	-	-	-	-	49,228	49,228
Comprehensive income						$ 4,002,812
Repurchase of stock	(3,500)	(35,000)	-	(220,500)	-	
Cash dividend, $1.67 per share	-	-	-	(1,314,674)	-	
Balance, December 31, 2007	785,512	7,855,120	2,920,866	17,997,286	(733,478)	
Net income	**-**	**-**	**-**	**2,162,877**	**-**	**$ 2,162,877**
Change in underfunded status of defined benefit plan net of income taxes of $46,002	**-**	**-**	**-**	**-**	**70,621**	**70,621**
Unrealized gain on investment securities available for sale net of income taxes of $12,375	**-**	**-**	**-**	**-**	**18,998**	**18,998**
Comprehensive income						**$ 2,252,496**
Repurchase of stock	**(6,000)**	**(60,000)**	**-**	**(420,000)**	**-**	
Cash dividend, $1.75 per share	**-**	**-**	**-**	**(1,369,366)**	**-**	
Balance, December 31, 2008	**779,512**	**$ 7,795,120**	**$ 2,920,866**	**$ 18,370,797**	**$ (643,859)**	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,	
	2008	2007
Cash flows from operating activities		
Interest received	**$15,834,760**	$16,961,337
Fees and commissions received	**2,531,167**	2,444,801
Interest paid	**(5,971,417)**	(6,602,672)
Cash paid to suppliers and employees	**(6,720,079)**	(5,775,379)
Income taxes paid	**(1,744,870)**	(2,565,718)
	3,929,561	4,462,369
Cash flows from investing activities		
Proceeds from maturities and calls of investment securities		
Held to maturity	**5,501,211**	1,002,269
Available for sale	**1,000,000**	3,000,000
Purchase of investment securities		
Held to maturity	**(2,505,170)**	(3,065,521)
Purchase of Federal Home Loan Bank stock	**403,600**	(364,500)
Loans made, net of principal collected	**2,518,356**	(14,903,275)
Purchase of premises, equipment, and software	**(906,525)**	(1,657,783)
Acquisition of insurance agency, net	**-**	(884,634)
	6,011,472	(16,873,444)
Cash flows from financing activities		
Net increase (decrease) in		
Time deposits	**1,810,593**	7,554,647
Other deposits	**(5,124,269)**	6,312,018
Securities sold under repurchase agreements and federal funds purchased	**3,088,063**	(6,532,117)
Federal Home Loan Bank advances, net of repayments	**(10,000,000)**	9,300,000
Repayments of other borrowings	**(19,381)**	(278,567)
Dividends paid	**(1,369,366)**	(1,314,674)
Repurchase of stock	**(480,000)**	(255,500)
	(12,094,360)	14,785,807
Net increase (decrease) in cash and cash equivalents	**(2,153,327)**	2,374,732
Cash and cash equivalents at beginning of year	**9,840,142**	7,465,410
Cash and cash equivalents at end of year	**$ 7,686,815**	$ 9,840,142

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED DECEMBER 31,

	2008	2007
Reconciliation of net income to net cash provided by operating activities		
Net income	**$ 2,162,877**	$ 3,899,495
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of premiums and accretion of discounts	**(34,854)**	(53,453)
Provision for loan losses	**1,715,000**	580,000
Depreciation and software amortization	**283,020**	243,481
Amortization of intangible assets	**55,000**	55,000
Write-down of foreclosed real estate	**25,000**	-
Deferred income taxes	**204,946**	(252,472)
Decrease (increase) in		
Accrued interest receivable	**231,886**	(368,741)
Other assets	**(838,691)**	233,679
Increase (decrease) in		
Deferred origination fees and costs, net	**80,421**	(25,293)
Accrued interest payable	**(79,387)**	51,472
Other liabilities	**124,343**	99,201
	$ 3,929,561	$ 4,462,369
Supplemental disclosure regarding insurance agency acquisition		
Fair value of assets acquired	**$ -**	$ 696,499
Fair value of liabilities assumed	**-**	(634,797)
Purchase price in excess of net assets acquired	**-**	822,932
Net cash paid for insurance agency acquisition	**$ -**	$ 884,634
Other supplemental disclosure		
Loans transferred to foreclosed real estate	**$ 1,432,000**	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of consolidation

Peoples Bancorp, Inc. and its subsidiaries, The Peoples Bank, a financial institution and Fleetwood, Athey, MacBeth & McCown, Inc., an insurance agency, operate primarily in Kent and Queen Anne's Counties, Maryland. The consolidated financial statements include the accounts of the Company, the Bank, and the Insurance Subsidiary. Intercompany balances and transactions have been eliminated. References in these notes to "the Company" are intended to mean Peoples Bancorp, Inc. and, as the context requires, the Bank or the Insurance Subsidiary.

Nature of business

The Bank which includes a Main office and six branches, offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, travelers cheques, and on-line banking with bill payment service. The Bank also offers credit card services and discount brokerage services through a correspondent.

The Insurance Subsidiary operates from one location in Kent County and provides a full range of insurance products to businesses and consumers. Product lines include property, casualty, life, marine, long-term care and health insurance.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Amortization and accretion are recorded using the interest method. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans and allowance for loan losses

Loans are stated at their outstanding unpaid principal balance adjusted for deferred origination costs, deferred origination fees, and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. When the accrual of interest is discontinued, loans are reviewed for impairment. Past due status is based on contractual terms of the loan. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest revenue.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes a loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment and ten to forty years for premises.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Foreclosed real estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair market value on the date acquired. In general, cost equals the Company's investment in the property at the time of foreclosure. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in other operating expense.

Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill is not ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. The Company's intangible assets have finite lives and are amortized on a straight-line basis over periods not exceeding 10 years.

Advertising

Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per share data

Earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. The weighted average number of shares outstanding were 781,578 and 786,950 for 2008 and 2007, respectively. There are no dilutive shares.

2. **Cash and Due from Banks**

The Company normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $4,411,589 for 2008 and $5,421,260 for 2007.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Company's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment Securities

Investment securities are summarized as follows:

December 31, 2008	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	$ 3,992,083	$ 85,815	$ -	$ 4,077,898
Held to maturity				
U. S. government agency	$ 10,048,570	$ 375,170	$ -	$ 10,423,740
Mortgage-backed securities	7,145	-	176	6,969
	$ 10,055,715	$ 375,170	$ 176	$ 10,430,709
December 31, 2007				
Available for sale				
U. S. government agency	$ 4,982,834	$ 54,439	$ -	$ 5,037,273
Held to maturity				
U. S. government agency	$ 13,017,782	$ 180,370	$ 7,808	$ 13,190,344
Mortgage-backed securities	8,369	7	16	8,360
	$ 13,026,151	$ 180,377	$ 7,824	$ 13,198,704

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
December 31, 2008	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 3,992,083	$ 4,077,898	$ 999,039	$ 1,004,100
Over one to five years	-	-	9,049,531	9,420,640
Mortgage-backed securities	-	-	7,145	6,969
	$ 3,992,083	$ 4,077,898	$ 10,055,715	$ 10,431,709
Pledged securities	$ 1,449,341	$ 1,484,759	$ 6,216,627	$ 6,441,060
December 31, 2007				
Maturing				
Within one year	$ 1,004,867	$ 1,006,266	$ 5,492,583	$ 5,495,088
Over one to five years	3,977,967	4,031,007	7,525,199	7,695,256
Mortgage-backed securities	-	-	8,369	8,360
	$ 4,982,834	$ 5,037,273	$ 13,026,151	$ 13,198,704
Pledged securities	$ 2,254,626	$ 2,279,019	$ 6,726,475	$ 6,808,743

Investments are pledged to secure the deposits of federal and local governments and as collateral for repurchase agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities** (Continued)

Securities in a continuous unrealized loss position at December 31, 2008, are as follows:

	Less than 12 months		12 months or longer		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. government agency	$ 113	$ 4,492	$ 63	$ 2,477	$ 176	$ 6,969

All unrealized losses on securities as of December 31, 2008, are considered to be temporary losses. Each security will be redeemed at face value at, or prior to, maturity. In most cases, the temporary impairment in value is caused by market interest rate fluctuations.

4. **Loans and Allowance for Loan Losses**

Major classifications of loans as of December 31, are as follows:

	2008	2007
Real estate		
Residential	**$ 60,579,916**	$ 56,041,357
Commercial	**104,175,727**	105,838,014
Construction	**7,255,246**	10,996,273
Commercial	**36,754,882**	40,822,119
Consumer	**7,767,095**	8,827,512
	216,532,866	222,525,275
Deferred costs, net of deferred fees	**148,822**	229,242
Allowance for loan losses	**(2,001,739)**	(2,328,792)
	$ 214,679,949	$ 220,425,725

The rate repricing and maturity distribution of the loan portfolio is as follows:

	2008	2007
Within ninety days	**$ 90,467,239**	$ 85,112,795
Over ninety days to one year	**41,811,237**	46,022,843
Over one year to five years	**84,132,243**	91,096,171
Over five years	**122,147**	293,466
	$ 216,532,866	$ 222,525,275

Transactions in the allowance for loan losses were as follows:

	2008	2007
Beginning balance	**$ 2,328,792**	$ 1,860,283
Provision charged to operations	**1,715,000**	580,000
Recoveries	**47,644**	3,272
	4,091,436	2,443,555
Loans charged off	**2,089,697**	114,763
Ending balance	**$ 2,001,739**	$ 2,328,792

Management has identified no significant impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses** (Continued)

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:

	2008	2007
Nonaccrual loan balances	**$ 3,670,657**	$ 2,877,002
Interest not accrued	**222,461**	63,999

Amounts past due 90 days or more at December 31, still accruing interest, are as follows:

	2008	2007
Demand and time	**$ 19,540**	$ 396,003
Mortgage	**1,447,221**	2,162,829
Installment	**25,117**	14,004
	$ 1,491,878	$ 2,572,836

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2008	2007
Check loan lines of credit	**$ 1,469,145**	$ 1,569,366
Mortgage lines of credit	**6,218,412**	12,096,030
Other lines of credit	**13,556,168**	11,037,113
Undisbursed construction loan commitments	**5,290,834**	1,253,806
	$ 26,534,559	$ 25,956,315
Standby letters of credit	**$ 5,278,824**	$ 4,636,444

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any accounting loss the Company will incur by the funding of these commitments.

The Company lends to customers located primarily in and near Kent County, Queen Anne's County, and Cecil County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2008	2007
Land	**$ 2,432,279**	$ 2,432,279
Premises	**4,904,963**	4,289,137
Furniture and equipment	**2,726,581**	2,441,325
	10,063,823	9,162,741
Accumulated depreciation	**3,539,978**	3,261,092
Net premises and equipment	**$ 6,523,845**	$ 5,901,649
Depreciation expense	**$ 278,885**	$ 237,211

Computer software included in other assets and the related amortization are as follows:

	2008	2007
Cost	**$ 74,728**	$ 69,284
Accumulated amortization	**70,284**	66,149
Net computer software	**$ 4,444**	$ 3,135
Amortization expense	**$ 4,135**	$ 6,270

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2008	2007
Within one year	**$ 22,025,234**	$ 46,008,278
Over one to two years	**10,537,866**	3,184,647
Over two to three years	**17,799,526**	7,798,720
Over three to four years	**7,426,675**	15,060,021
Over four to five years	**23,510,368**	7,437,410
	$ 81,299,669	$ 79,489,076

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of $26,258,114 and $26,458,123, as of December 31, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Company and maintained in the custody of a nonaffiliated bank. Additional information is as follows:

	2008	2007
Maximum month-end amount outstanding	**$ 10,552,060**	$ 9,123,069
Average amount outstanding	**9,453,623**	8,245,549
Average rate paid during the year	**1.72%**	3.70%
Investment securities underlying agreements at year-end		
Book value	**6,404,158**	6,173,970
Estimated fair value	**6,618,769**	6,097,162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Notes Payable and Lines of Credit

The Company may borrow up to approximately 30% of total assets from the Federal Home Loan Bank (FHLB) through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Company's real estate mortgage loans. As of December 31, 2008, the Company had $939,172 of mortgage loans available to pledge as collateral to the FHLB. The Company was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Company's borrowings from the Federal Home Loan Bank as of December 31, 2008 and 2007, are summarized as follows:

Maturity date	Interest rate	**2008 Balance**	2007 Balance
August 2, 2017	4.34%	**$ 5,000,000**	$ 5,000,000
January 26, 2017	4.36%	**5,000,000**	5,000,000
March 9, 2012	4.29%	**2,000,000**	2,000,000
June 22, 2010	5.59%	**1,000,000**	1,000,000
April 2, 2010	5.02%	**2,000,000**	2,000,000
March 22, 2010	4.04%	**2,000,000**	2,000,000
January 25, 2010	5.29%	**2,000,000**	2,000,000
December 2, 2009	5.08%	**5,000,000**	5,000,000
October 22, 2009	4.59%	**2,000,000**	2,000,000
October 21, 2009	Variable	**5,000,000**	-
September 25, 2009	5.48%	**1,000,000**	1,000,000
August 25, 2009	5.48%	**1,000,000**	1,000,000
July 22, 2009	5.55%	**1,000,000**	1,000,000
June 8, 2009	5.05%	**1,000,000**	1,000,000
May 18, 2009	5.28%	**1,000,000**	1,000,000
April 6, 2009	5.11%	**2,000,000**	2,000,000
March 17, 2009	5.28%	**2,000,000**	2,000,000
January 26, 2009	5.36%	**2,000,000**	2,000,000
January 16, 2009	5.28%	**1,000,000**	1,000,000
December 5, 2008	4.90%	-	3,000,000
October 21, 2008	4.37%	-	2,000,000
September 22, 2008	5.50%	-	1,000,000
August 18, 2008	5.28%	-	1,000,000
July 25, 2008	5.61%	-	1,000,000
June 20, 2008	4.37%	-	2,000,000
April 11, 2008	4.36%	-	3,000,000
March 10, 2008	4.24%	-	2,000,000
		$ 43,000,000	$53,000,000

The outstanding advances require interest payments monthly or quarterly with principle due at maturity.

In addition to the line from the FHLB, the Company has lines of credit of $16,500,000 in unsecured overnight federal funds and $5,000,000 in secured overnight federal funds at December 31, 2008. As of December 31, 2008, the Company had $2,170,000 in borrowings under these federal funds lines of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes

The components of income tax expense are as follows:

	2008	2007
Current		
Federal	$ 892,890	$ 2,156,068
State	172,174	409,650
	1,065,064	2,565,718
Deferred	204,946	(252,472)
	$ 1,270,010	$ 2,313,246

The components of the deferred income tax expense are as follows:

	2008	2007
Provision for loan losses and bad debts	$ 170,038	$ (202,479)
Prepaid pension costs	59,232	(22,107)
Depreciation and amortization	53,542	8,772
Discount accretion	4,514	7,707
Nonaccrual interest	(62,506)	(24,673)
Deferred compensation	(10,013)	(19,692)
Write-down of foreclosed real estate	(9,861)	-
	$ 204,946	$ (252,472)

The components of the net deferred income tax asset are as follows:

	2008	2007
Deferred income tax assets		
Allowance for loan losses and bad debt reserve	$ 621,900	$ 791,938
Deferred compensation	179,845	169,832
Pension liability	244,541	349,775
Nonaccrual interest	87,750	25,244
Foreclosed real estate valuation allowance	9,861	-
	1,143,897	1,336,789
Deferred income tax liabilities		
Depreciation and amortization	204,746	151,204
Discount accretion	46,878	42,364
Prepaid pension costs	-	-
Unrealized gain on investment securities available for sale	33,850	21,475
	285,474	215,043
Net deferred income tax asset	$ 858,423	$ 1,121,746

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

	2008	2007
Tax at statutory federal income tax rate	34.0 %	34.0 %
Tax effect of		
Tax-exempt income	(1.1)	(0.5)
State income taxes, net of federal benefit	3.9	3.8
Change in State income tax rate	-	(0.2)
Other, net	0.2	0.1
	37.0 %	37.2 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Profit Sharing Plan

The Company has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all employees with one year of service who have attained age 21. The Company matches 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Company may make discretionary contributions to the Plan in amounts approved by the Board of Directors. The Company's contributions to the plan, included in employee benefits expense for 2008 and 2007, were $6,897 and $55,895, respectively.

11. Pension

The Company has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Company's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method.

The following table sets forth the financial status of the plan at December 31:

	2008	2007
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 2,078,439**	$ 1,876,004
Actual return on plan assets	**110,595**	98,014
Employer contribution	**415,747**	185,000
Benefits paid	**(37,349)**	(80,579)
Fair value of plan assets at end of year	**2,567,432**	2,078,439
Change in benefit obligation		
Benefit obligation at beginning of year	**2,965,180**	2,768,513
Service cost	**159,042**	150,062
Interest cost	**184,157**	170,242
Benefits paid	**(37,349)**	(80,579)
Actuarial loss (gain)	**(83,644)**	(43,058)
Benefit obligation at end of year	**3,187,386**	2,965,180
Funded status	**(619,954)**	(886,741)
Unamortized prior service cost	**(4,136)**	(5,513)
Unrecognized net loss	**1,153,214**	1,271,214
Prepaid pension expense included in other assets	**$ 529,124**	$ 378,960
Accumulated benefit obligation	**$ 2,083,410**	$ 1,830,350

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. **Pension** (Continued)

Net pension expense includes the following components:

	2008	2007
Service cost	**$ 159,042**	$ 150,062
Interest cost	**184,157**	170,242
Expected return on assets	**(130,389)**	(118,935)
Amortization of prior service cost	**(1,377)**	(1,377)
Amortization of loss	**54,150**	50,350
Net pension expense	**$ 265,583**	$ 250,342

Assumptions used in the accounting for net pension expense were:

	2008	2007
Discount rates	**6.25%**	6.25%
Rate of increase in compensation level	**5.00%**	5.00%
Long-term rate of return on assets	**5.75%**	6.25%

The Company intends to contribute approximately $272,000 to the Plan in 2009.

Benefits expected to be paid from the Plan are as follows:

Year	Amount
2009	$ 48,702
2010	50,252
2011	59,356
2012	60,439
2013	127,646
2014-2018	730,011

The long-term rate of return on assets assumption considers the current earnings on assets of the Plan as well as the effects of asset diversification. The Plan's investment strategy is to earn a reasonable return while safeguarding the benefits promised to employees. All assets of the Plan are invested in deposit accounts at the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Other Operating Expenses

Other operating expenses consist of the following:

	2008	2007
Data processing and correspondent fees	**$ 618,312**	$ 583,474
Directors' fees	**134,384**	131,957
Professional fees	**121,125**	110,981
Advertising	**73,020**	85,578
Postage	**85,114**	84,986
Public relations and contributions	**69,346**	82,993
Office supplies	**78,276**	79,323
Printing and stationery	**46,596**	41,746
Telephone	**41,809**	38,558
Regulatory assessments	**122,127**	38,546
Loan product costs	**21,983**	33,764
Insurance	**26,670**	29,307
Other	**589,917**	376,371
	$ 2,028,679	$ 1,717,584

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Related Party Transactions

In the normal course of banking business, loans are made to senior officers and directors of the Company as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2008	2007
Beginning loan balances	**$ 4,566,457**	$ 6,667,226
Advances	**8,379,453**	2,870,397
Repayments	**(6,316,307)**	(3,640,766)
Change in related parties	**35,628**	(1,330,400)
Ending loan balances	**$ 6,665,231**	$ 4,566,457

In addition to the outstanding balances listed above, the officers and directors and their related interests have $2,778,340 in unused loans committed but not funded as of December 31, 2008.

A director is a partner in a law firm that provides services to the Company. Payments of $11,000 and $10,875 were made to that firm during 2008 and 2007, respectively.

Deposits from senior officers and directors and their related interests were $2,496,245 as of December 31, 2008 and $2,471,646 as of December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Capital Standards

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The table below sets forth the capital ratios of the Bank as of December 31, 2008 and 2007. Because the Company's only asset other than its equity interest in the Bank and Insurance Agency is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

	Actual		Minimum capital adequacy		To be well capitalized	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008						
Total capital (to risk-weighted assets)	**$ 29,585**	**13.8%**	**$ 17,199**	**8.0%**	**$ 21,498**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$ 27,583**	**12.8%**	**$ 8,599**	**4.0%**	**$ 12,899**	**6.0%**
Tier 1 capital (to average fourth quarter assets)	**$ 27,583**	**11.1%**	**$ 9,988**	**4.0%**	**$ 12,485**	**5.0%**
December 31, 2007						
Total capital (to risk-weighted assets)	$ 29,707	13.5%	$ 17,553	8.0%	$ 21,941	10.0%
Tier 1 capital (to risk-weighted assets)	$ 27,378	12.5%	$ 8,776	4.0%	$ 13,164	6.0%
Tier 1 capital (to average fourth quarter assets)	$ 27,378	10.7%	$ 10,280	4.0%	$ 12,850	5.0%

Tier 1 capital consists of common stock, additional paid on capital, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Fair Value of Financial Instruments

On January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*. The adoption had no effect on the Company's December 31, 2007 balance sheet or the statement of income for the year ended December 31, 2008. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. SFAS No. 157 defines the fair value, establishes a framework for measuring fair value, and expands disclosures about fair values. SFAS No. 157 also establishes a hierarchy for determining fair value measurements. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities.

Level one uses inputs of quoted prices, unadjusted, for identical assets or liabilities in active markets. Level two inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level three assumes inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

Securities available for sale – If quoted prices are available in an active market, securities are classified within level 1 of the hierarchy. Level 1 includes securities that have quoted prices in an active market for identical assets. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Company has categorized its securities available for sale as follows:

	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Securities available for sale	$ 10,055,715	$ 10,055,715	$ -	$ -

Foreclosed real estate – The Company measures its foreclosed real estate at fair value less cost to sell. As of December 31, 2008, the fair value of foreclosed real estate was based on offers and/or appraisals. Cost to sell the real estate was based on standard market factors. The Company has categorized its foreclosed real estate as level three.

The Company does not measure the fair value of any of its other financial assets or liabilities on a recurring or nonrecurring basis. The estimated fair values of the Company's other financial instruments were as follows:

	December 31,			
	2008		2007	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks	**$ 3,789,925**	**$ 3,789,925**	$ 5,399,704	$ 5,399,704
Federal funds sold	**3,896,890**	**3,896,890**	4,440,438	4,440,438
Investment securities (total)	**14,133,613**	**14,509,608**	18,063,424	18,235,977
Federal Home Loan Bank stock	**2,494,000**	**2,494,000**	2,897,600	2,897,600
Loans, net	**214,679,949**	**214,784,949**	220,425,725	220,196,736
Accrued interest receivable	**1,582,688**	**1,582,688**	1,814,574	1,814,574
Financial liabilities				
Noninterest-bearing deposits	**$ 34,387,604**	**$ 34,387,604**	$ 36,630,744	$ 36,630,744
Interest-bearing deposits	**131,350,969**	**133,996,055**	132,421,505	133,642,130
Short-term borrowings	**12,129,539**	**12,129,539**	9,041,476	9,041,476
Federal Home Loan Bank advances	**43,000,000**	**43,879,670**	53,000,000	53,129,166
Accrued interest payable	**441,832**	**441,832**	521,219	521,219

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. **Fair Value of Financial Instruments** (Continued)

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits and borrowings of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

16. **Parent Company Financial Information**

The balance sheets, statements of income, and statements of cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2008	December 31, 2007
Assets		
Cash	**$ 308,309**	$ 312,174
Investment in bank subsidiary	**26,939,481**	26,644,994
Investment in insurance agency subsidiary	**1,201,267**	1,091,018
Income tax refund receivable	**5,979**	3,172
Total assets	**$ 28,455,036**	$ 28,051,358
Liabilities and Stockholders' Equity		
Other liabilities	**$ 12,112**	$ 11,564
Stockholders' equity		
Common stock	**7,795,120**	7,855,120
Additional paid-in capital	**2,920,866**	2,920,866
Retained earnings	**18,370,797**	17,997,286
Accumulated other comprehensive income	**(643,859)**	(733,478)
Total stockholders' equity	**28,442,924**	28,039,794
Total liabilities and stockholders' equity	**$ 28,455,036**	$ 28,051,358

Statements of Income	Years Ended December 31, 2008	Years Ended December 31, 2007
Interest revenue	**$ 7,883**	$ 10,950
Dividends from bank subsidiary	**1,859,367**	2,580,175
Equity in undistributed income of insurance agency subsidiary	**110,250**	70,932
Equity in undistributed income of bank subsidiary	**204,867**	1,254,546
	2,182,367	3,916,603
Expenses		
Professional fees	**23,115**	17,250
Other	**2,354**	3,030
	25,469	20,280
Income before income taxes	**2,156,898**	3,896,323
Income tax expense (benefit)	**(5,979)**	(3,172)
Net income	**$ 2,162,877**	$ 3,899,495

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information** (Continued)

Statements of Cash Flows	Years Ended December 31, 2008	2007
Cash flows from operating activities		
Interest and dividends received	**$ 1,867,250**	$ 2,591,125
Income taxes refunded	**3,172**	7,850
Cash paid for operating expenses	**(24,921)**	(21,371)
	1,845,501	2,577,604
Cash flows from investing activities		
Acquisition of insurance agency	**-**	(1,000,500)
Cash flows from financing activities		
Dividends paid	**(1,369,366)**	(1,314,674)
Repurchase of stock	**(480,000)**	(255,500)
	(1,849,366)	(1,570,174)
Net increase (decrease) in cash	**(3,865)**	6,930
Cash at beginning of year	**312,174**	305,244
Cash at end of year	**$ 308,309**	$ 312,174
Reconciliation of net income to net cash provided by operating activities		
Net income	**$ 2,162,877**	$ 3,899,495
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed net income of subsidiaries	**(315,117)**	(1,325,478)
Increase (decrease) in other liabilities	**548**	(1,091)
(Increase) decrease in income tax refund receivable	**(2,807)**	4,678
	$ 1,845,501	$ 2,577,604

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Quarterly Results of Operations (Unaudited)

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2008				
Interest revenue	**$ 3,536**	**$ 3,933**	**$ 3,923**	**$ 4,165**
Interest expense	**1,332**	**1,426**	**1,484**	**1,650**
Net interest income	**2,204**	**2,507**	**2,439**	**2,515**
Provision for loan losses	**675**	**440**	**480**	**120**
Net income	**183**	**587**	**483**	**910**
Comprehensive income	**275**	**576**	**448**	**953**
Earnings per share	**$0.23**	**$0.75**	**$0.62**	**$1.16**
2007				
Interest revenue	$ 4,395	$ 4,434	$ 4,339	$ 4,241
Interest expense	1,733	1,719	1,637	1,565
Net interest income	2,662	2,715	2,702	2,676
Provision for loan losses	540	10	30	-
Net income	614	1,081	1,004	1,200
Comprehensive income	689	1,119	990	1,205
Earnings per share	$0.78	$1.37	$1.27	$1.52

18. Insurance Agency Acquisition

On January 2, 2007, the Company purchased all of the outstanding stock of Fleetwood, Athey, MacBeth, and McCown, Inc. (FAM&M), an insurance agency with an office located in Chestertown, Maryland. The agency is now a wholly-owned subsidiary of the Company. The principal and sole shareholder of FAM&M agreed to a two year consulting agreement as part of the acquisition agreement.

The purchase price of approximately $1,000,000 was paid in cash. The Company recorded approximately $273,000 of goodwill and approximately $550,000 of other intangible assets as a result of the acquisition. The goodwill will not be amortized for financial statement purposes but will be reviewed annually for impairment. The intangible assets will be amortized over 10 years for financial statement purposes. The goodwill and intangible assets will be amortized over 15 years for income tax purposes.

The consolidated financial statements include the results of operations of FAM&M since the date of purchase.

19. Segment Reporting

The Company operates two primary businesses: community banking and insurance products and services. Through the community banking business, the Company provides services to consumers and small businesses on the upper Eastern Shore of Maryland through its seven branches. Community banking activities include serving the deposit needs of small business and individual consumers by providing banking products and services to fit their needs. Loan products available to consumers include mortgage, home equity, automobile, marine, and installment loans and other secured and unsecured personal lines of credit. Small business lending includes commercial mortgages, real estate development loans, equipment and operating loans, as well as secured and unsecured lines of credit, accounts receivable financing arrangements, and merchant card services.

Through the insurance products and services business, the Company provides a full range of insurance products and services to businesses and consumers in the Company's market areas. Products include property and casualty, life, marine, individual health and long-term care insurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Selected financial information by line of business for the year ended December 31 2008 and 2007, are included in the following table:

2008	Community banking	Insurance products and services	Intersegment transactions	Consolidated total
Net interest income	$ 9,676,667	$ (11,390)	$ -	$ 9,665,277
Provision for loan losses	(1,715,000)	-	-	(1,715,000)
Net interest income after provision	7,961,667	(11,390)	-	7,950,277
Noninterest revenue	1,287,091	1,244,076	-	2,531,167
Noninterest expense	(6,001,527)	(1,047,030)	-	(7,048,557)
Income before income taxes	3,247,231	185,656	-	3,432,887
Income taxes	(1,194,604)	(75,406)	-	(1,270,010)
Net income	$ 2,052,627	$ 110,250	$ -	$ 2,162,877
Average assets	$ 253,493,543	$ 1,526,739	$ (271,433)	$ 254,748,849

2007	Community banking	Insurance products and services	Intersegment transactions	Consolidated total
Net interest income	$ 10,768,015	$ (13,337)	$ -	$ 10,754,678
Provision for loan losses	(580,000)	-	-	(580,000)
Net interest income after provision	10,188,015	(13,337)	-	10,174,678
Noninterest revenue	1,259,672	1,185,128	-	2,444,800
Noninterest expense	(5,352,156)	(1,054,581)	-	(6,406,737)
Income before income taxes	6,095,531	117,210	-	6,212,741
Income taxes	(2,266,968)	(46,278)	-	(2,313,246)
Net income	$ 3,828,563	$ 70,932	$ -	$ 3,899,495
Average assets	$ 250,961,612	$ 970,250	$ (168,205)	$ 251,763,657

ROWLES
& Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peoples Bancorp, Inc.
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 17, 2009

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

98 YEARS
OF
INDEPENDENT
COMMUNITY
BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com



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